UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2010

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

On June 30, 2010, Mr. Michael Nott, a current member of the Board of Directors, was appointed Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of Giant Oil & Gas Inc., a Canadian corporation (the “Corporation”).   Also on June 30, 2010 Mr. Rob Sandhu resigned as Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director of the Corporation.  Set forth below is the age and a brief description of the background and business experience of Mr. Michael Nott over the past five years.

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999.  From August 2006 until June 2008 he has also served as a Director of Power Oil & Gas Inc., a publicly traded oil and natural gas exploration company.  Currently Mr. Nott is an Operations Geologist with Encana Oil & Gas in the Horn River Group working on shale gas projects in NE British Columbia. From 2006 to 2008, he worked as a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas.  From 1999 to 2006, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta.  He has field experience across North America including Alberta, Saskatchewan, NE British Columbia, New Brunswick and Colorado.  Mr. Nott is 37 years old and graduated from the University of New Brunswick with a Bachelor of Science degree in Geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: __/s/____________
Name: Michael Nott
Title: President

Date:    July 5, 2010